October 15, 2012

VIA EDGAR SUBMISSION

Mr. John Cash

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Great Lakes Dredge & Dock Corporation

Form 10-K for the year ended December 31, 2011

Filed March 9, 2012

File No. 1-33225

Dear Mr. Cash:

As Senior Vice President and Chief Financial Officer of Great Lakes Dredge & Dock Corporation (“Great Lakes” or the “Company”), I am responding to the comments contained in the letter dated September 7, 2012 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) to Bruce J. Biemeck, the former Chief Financial Officer of the Company. To facilitate your review, the Staff’s comments in the Comment Letter are set forth below in bold type and the Company’s corresponding response appears below each of them in ordinary type.

Critical Accounting Policies and Estimates, page 33

1.	We note that your reportable segments are your operating segments as well as the reporting units at which you test goodwill for impairment. Please provide us with a specific and comprehensive discussion regarding how you determined that your operating segments or reporting units did not exist at a lower level in your dredging segment. In this regard, please tell us what consideration you gave to the type of work performed as well as your geographical locations. Reference ASC 280 and ASC 350.

Response:

As set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”), the Company operates in two reportable segments: dredging and demolition. These reportable segments are the Company’s operating segments and the reporting units at which the Company tests goodwill for impairment. The Company developed its operating segments using authoritative guidance found at Accounting Standards Codification (“ASC”) 280, “Segment Reporting” which states “An operating segment is a

Mr. John Cash

United States Securities and Exchange Commission

October 15, 2012

component of a public entity that has all of the following characteristics: a) it engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity); b) its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and c) its discrete financial information is available.”

The Staff comment requests information on how the Company determined that operating segments did not exist at a lower level in the dredging segment. Great Lakes is a holding company that conducts substantially all of its worldwide dredging operations through its wholly-owned subsidiary, Great Lakes Dredge & Dock Company, LLC (“GLDD, LLC”). GLDD, LLC owns and operates the largest and most diverse fleet of dredging equipment in the U.S. industry, comprised of over 200 specialized vessels. This entity engages in business activities to earn revenue and incur expenses.

During 2011, Great Lakes concluded that the Company’s Chief Operating Decision Maker (“CODM”) was the co-leadership of Jonathan W. Berger, Chief Executive Officer and Bruce J. Biemeck, President, Chief Operating Officer and at the time Chief Financial Officer of the Company. Messrs. Berger and Biemeck held joint responsibility for reviewing the performance of the Company’s operating results and allocating the available resources. Both individuals received the same monthly reports used to evaluate the Company’s performance and both individuals are members of and report directly to the Board of Directors. The Company assessed the reporting information that Messrs. Berger and Biemeck review to run the business in determining the operating segments for Great Lakes.

For the dredging segment, the Company’s fleet of equipment includes dredges, marine vessels and support equipment that can be utilized on many types of work and in various geographic locations. This flexible approach to the Company’s fleet utilization, driven by the project scope and equipment needs requires that some collective operating plant expenses, administrative operating overhead and general and administrative expenses are not specifically allocated to contracts. The discrete financial information provided to, and reviewed by, the CODM consists of aggregate contract information combined with unallocated dredging operating expenses. On a combined basis, the CODM uses this information to assess the overall profitability of the dredging segment. No discrete financial information exists by type of work or by geographic location as discussed below.

The Staff specifically requests information regarding how the type of work performed is not a separate operating segment. The Company categorizes its bid market and individual dredging projects by type of work: i) capital (with a separate category for domestic and foreign), ii) beach nourishment, iii) maintenance, and iv) rivers & lakes. These service types are managed by project sponsors who oversee specific projects and deploy all types of equipment from the Company’s dredging segment fleet. For the Staff’s information, these project sponsors are typically three organizational levels below the

Mr. John Cash

United States Securities and Exchange Commission

October 15, 2012

CODM and two organizational levels below the segment manager. Type of work represents a categorization of contract revenue and backlog, with no measure of profitability calculated or provided to the CODM. Without a measure of profitability, the Company believes that discrete financial information does not exist for types of work. Separate financial information is maintained for rivers & lakes, but only to determine potential earnout payments, if any, in accordance with provisions of an asset purchase agreement related to the acquisition of the rivers & lakes operations on December 31, 2010. The Company believes that presenting revenues and backlog data along these types of work provides valuable information for shareholders and analysts to understand the market in which the Company operates and to assess how the Company is performing on bidding work or projects and is generating revenue from backlog; however, the lack of profitability by type of work does not provide the CODM any measure to dictate resource allocation. Thus, the Company has concluded that types of work do not constitute separate operating segments.

The Staff also requested information regarding how separate operating segments are not achieved by geographical location. As described above, the CODM reviews certain individual contracts or aggregate financial information for all dredging, which includes GLDD, LLC. The discrete financial information for dredging does not delineate between individual domestic or foreign geographical regions. Individual foreign contracts are managed by vice presidents, none of which has responsibility over all projects performed outside the United States. These vice presidents are two or three organizational levels below the CODM and are one or two organizational levels below the segment manager. Similar to the type of work described in the preceding paragraph, only individual contracts are tracked by geographical regions, but given the fleet approach where certain expenditures are not allocated to the contract level, no separate discrete financial information is reviewed by the CODM. At any point in time, the Company may deploy its vessels between domestic and foreign locations as opportunities arise. As a result, there is not a consistent set of assets dedicated to geographic regions as comparability of measures of profitability would be inconsistent between periods. Thus, the Company has concluded that geographic locations do not constitute separate operating segments.

In addition, the CODM regularly reviews the results of the entire dredging segment with the senior manager of the company responsible for dredging operational performance. Accounting guidance for determining operating segments states that, generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment. The CODM considers Dave Simonelli, President of Dredging Operations (“PDO”), the segment manager for all operations of the dredging segment including GLDD, LLC. The CODM regularly communicates with the PDO and aligns the interest of the segment with its operating results as the PDO’s annual performance incentive is based upon the results of the entire dredging segment. The existence of a segment manager for the entire dredging segment provides further support for the existence of one dredging operating segment.

Mr. John Cash

United States Securities and Exchange Commission

October 15, 2012

A review of the Company’s operating structure demonstrates that our two operating segments, dredging and demolition, are clearly representative of the way the Company’s business is managed. Great Lakes’ dredging activities comprise one operating segment that is also a reportable segment. Similarly, the demolition activities comprise one operating segment that is also a reportable segment. These reportable segments meet the quantitative thresholds for separate reporting and do not qualify to be combined under the aggregation criteria specified in ASC 280.

Great Lakes also considered its reporting units for goodwill impairment testing. Much of the assessment of reporting units under ASC 350, “Intangibles—Goodwill and Other” begins with the definition of an operating segment and considers disaggregating that operating segment into economically dissimilar components for the purpose of testing goodwill for impairment. The guidance uses the term “component” to define “an operating segment or one level below an operating segment.”

ASC 350-20-35-33 through 35-36 contains guidance on identifying reporting units; we used the following three steps to assess whether each dredging component identified meets the definition of a reporting unit.

1. Determine whether the component constitutes a business (an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants).

2. Determine whether “discrete financial information” is available for the component.

3. Determine whether segment management regularly reviews the operating results of that component.

Great Lakes determined that there are two components in its dredging segment, GLDD (GLDD comprises all operations of GLDD, LLC except Rivers & Lakes) and Rivers & Lakes. Rivers & Lakes is identified as a separate component as this business is the only operation that meets the three criteria above, given the separate financial information that is tracked for the purposes of measuring the potential earnout payments, if any, as discussed above.

The Staff specifically requests information on how each type of work performed is not a separate reporting unit. As discussed above, type of work is a revenue categorization used to analyze the Company’s bid market and revenue generation from backlog. No measure of profitability is maintained between capital, beach nourishment, and maintenance type contracts. In addition, the segment manager does not review this categorization. Consequently, type of work does not meet any of the criteria used to identify reporting units.

Mr. John Cash

United States Securities and Exchange Commission

October 15, 2012

The Staff also requests information on how the Company looks to its geographical locations to determine if reporting units exist. The PDO receives profitability metrics for foreign contracts in aggregate, but the PDO does not hold any single individual accountable for all foreign contracts in the aggregate. Instead, the PDO reviews direct contract margin on select individual contracts. As discussed previously, only individual contracts are tracked by geographical region, but given the fleet approach where certain expenditures are not allocated to the contract level, no separate discrete financial information is reviewed by the PDO. This lack of discrete financial information is because at any point in time the Company may deploy its vessels between domestic and foreign locations as opportunities arise. As a result, there is not a consistent set of assets dedicated to geographic regions as comparability of measures of profitability would be inconsistent between periods. Without direct review by segment management of any discrete financial information, the Company has concluded that geographic locations do not meet the criteria to be separate reporting units.

Only the two aforementioned components of dredging (GLDD and Rivers & Lakes) have the characteristics of reporting units. Great Lakes used the aggregation criteria in ASC 280-10-50-11 as well as the additional criteria in ASC 350-20-55-7 to further assess the similarity and disparity of the components. Aggregation requires similar economic characteristics and similarity in a) products and services, b) production processes, c) type of customer, d) distribution methods, and e) regulatory environments. In addition the Company considered a) the manner and nature of the operations, b) the recoverability of goodwill through separate or interdependent operations, c) the extent of shared assets and other resources, and d) the support and benefit from common research and development projects.

Based on the aggregation criteria above, the Company concluded the two components should be aggregated into one reporting unit for the purpose of testing goodwill for impairment. The two components have similar economic characteristics. GLDD and Rivers & Lakes operate similar marine activities, but generally use equipment specialized for the geographic or environmental attributes of their dredging focus. GLDD primarily works in open navigable waterways, whereas the eponymous Rivers & Lakes works inland waterways. The difference in working area does not change the primary processing method each unit uses to dredge or the resulting outcome provided to their customer. Given the public ownership of many waterways, each unit works primarily with governmental agencies that have similar environmental and safety regulations. For example, each of the components has the U.S. Army Corps of Engineers as their largest customer, which dictates procurement regulations, operating guidelines and allowable environmental impacts. Great Lakes supports both its GLDD and Rivers & Lakes components through lobbying efforts as well as the shared knowledge of its extensive management team. As a final consideration, the Company projects similar economic margins and

Mr. John Cash

United States Securities and Exchange Commission

October 15, 2012

capital reinvestment for these components when considering the consolidated budget and forecast. Based on these facts, we believe it is appropriate to aggregate the GLDD and Rivers & Lakes components into a single dredging reporting unit. After aggregation, the dredging reporting unit is the same as the dredging reportable segment.

Note 16. Subsidiary Guarantees, page 88

2.	With a view towards future disclosure, please clarify if your domestic subsidiaries that guarantee your senior secured notes are “100% owned” as required by Rule 3-10 of Regulation S-X. To the extent that these subsidiaries are not 100% owned, please tell us why you believe it is appropriate to rely on Rule 3-10.

Response:

Please note that, as stated in Note 16 to the Company’s audited financial statements included in the Form 10-K, the Company’s long-term debt at December 31, 2011 included $250,000 of 7.375% senior unsecured notes. For clarity, these are unsecured notes, not secured notes as indicated in Comment 2 above. As also stated in Note 16, these notes are guaranteed by the Company’s “wholly-owned” domestic subsidiaries. All voting and non-voting stock as well as all profits interests in these wholly-owned domestic subsidiaries are owned directly or through other wholly-owned subsidiaries by the entity issuing the senior unsecured notes. There is no competing equity interest in the assets or revenues of these wholly-owned domestic subsidiaries. The Company confirms that these subsidiaries are “100% owned” as required by Rule 3-10 of Regulation S-X. The Company will clarify the disclosure in our Subsidiary Guarantors footnote in the Form 10-Q filing for the third quarter of 2012 and subsequent filings to include the statement that each subsidiary guarantor is 100% owned.

Mr. John Cash

United States Securities and Exchange Commission

October 15, 2012

* * * * *

The Company understands that this response will be considered confirmation of the Company’s awareness of the Company’s obligations under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, and that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GREAT LAKES DREDGE & DOCK CORPORATION

By:	/s/ William S. Steckel
Name:	William S. Steckel,
Title:	Senior Vice President and Chief Financial Officer

cc:	Jonathan W. Berger

Bruce J. Biemeck

Maryann Waryjas, Esq.